Susan Block

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-5546

Facsimile No.: (+1-202) 772-9213

February 6, 2012

RE:	Tata Motors Limited

Form 20-F for the fiscal year ended March 31, 2011

Filed July 28, 2011

File No. 001-32294

Dear Ms. Block,

This is in response to the Staff’s comment letter dated December 21 , 2011, relating to the annual report on Form 20-F of Tata Motors Limited (“the Company”) for the fiscal year ended March 31, 2011 (the “2011 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. Our responses to the comments are as follows.

General:

1.	You state on page 23 that you market your commercial and passenger vehicles in Africa and the Middle East, regions that include Sudan, Syria, and Iran. Further, it appears from the website of Tata Daewoo that it has a distributor in Syria. We are also aware of a news report indicating the interest of the Cuban government in importing Tata Nano cars. Please tell us about your contacts with Cuba, Iran, Sudan, and Syria since your letters to us dated May 21, 2008 and July 22, 2008. As you know, those countries are identified as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, joint ventures, distributors, dealers, or other direct or indirect arrangements, since your referenced letters to us. Your response should describe any products, equipment, components, technology, and services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

Since our last referenced letters to the staff dated May 21, 2008, and July 22, 2008, information relating to our total revenues in Cuba, Iran, Sudan and Syria are as follows:

	Year ended March 31
	2008	2009	2010	2011
No. of vehicles (in units)	136	736	199	351
Sales (Rs. in million)	326.7	1,320.3	624.9	961.2
Percentage to total consolidated revenue	0.09	0.18	0.07	0.08

Cuba

The details of our vehicle units sold and sales amounts in Cuba are set forth in the table below:

	Year ended March 31,
	2008	2009	2010	2011
Details	No. of units
No. of vehicles	74	10	15	26

Sales	Rupees in million
Vehicle	146.6	22.3	34.3	82.4
Spares	0.3	0.5	3.8	1.9

Total	146.9	22.8	38.1	84.3

Our South Korean subsidiary Tata Daewoo Commercial Vehicles (“TDCV”), have sold commercial vehicles directly on customary commercial terms.

Regarding the news report indicating the interest of the Cuban government in importing Tata Nano cars, we supplementally advise the Staff that currently there are no plans to sell these vehicles in Cuba.

We do not have any dealer in Cuba.

Iran

The details of our vehicle units sold and sales amounts in Iran are set forth in the table below:

	Year ended March 31,
	2008	2009	2010	2011
Details	No. of units
No. of vehicles	—	2	—	—

Sales	Rupees in million
Vehicle	—	4	—	—

Our South Korean subsidiary, TDCV have sold commercial vehicles directly on customary commercial terms.

Jaguar LandRover (JLR) are exploring the opportunity of entering the Iranian market. At present, there is no proposed importer in Iran and there are no plans to enter the Iranian market during the next fiscal year.

Tata Motors has no plans of entering the Iranian market, at present.

We do not have any dealer in Iran.

Sudan

The details of our vehicle units sold and sales amounts in Sudan are set forth in the table below:

	Year ended March 31,
	2008	2009	2010	2011
Details	No. of units
No. of vehicles	6	4	8	119

Sales	Rupees in million

Vehicle	16.6	12.3	2.8	242.1

Spares	0.5	0.1	0.1	29.7

Total	17.1	12.4	2.9	271.8

Our South Korean subsidiary, TDCV have sold commercial vehicles directly on customary commercial terms. TDCV has no dealer in Sudan.

On August 30, 2010, Tata Motors appointed a distributor on a non-exclusive basis, for sale and distribution of commercial vehicles in Sudan. This agreement is valid till March 31, 2013.

JLR, have decided to appoint AMROS DZCO in Djibouti as a dealer in Sudan and the sales in Sudan are expected to commence in calendar year 2012.

Syria

The details of our vehicle units sold and sales amounts in Syria are set forth in the table below:

	Year ended March 31,
	2008	2009	2010	2011
Details	No. of units
No. of vehicles	56	720	176	206

Sales	Rupees in million

Vehicle	161.9	1,201.3	564.6	584.7

Spares	0.8	79.8	19.3	20.4

Total	162.7	1,281.1	583.9	605.1

Our South Korean subsidiary, TDCV have sold commercial vehicles directly on customary commercial terms and through an exclusive agent Walid Koudmani– TEMCO, who were appointed on March 25, 2010 (previously TDCV’s distributor). The agency arrangement is effective up to December 31, 2012 and is automatically renewable for a further period of 2 years, unless either party decides not to renew.

The above sales include 24, 42, 2 and 8 number of vehicles sold by TDCV to the government/government controlled entities during fiscal years ended March 31, 2008, 2009, 2010 and 2011, respectively.

JLR previously sold vehicles to Griwati Autos, the official importer. This arrangement was terminated in September 2011 and there have been no further sales.

Tata Motors has executed a Purchase and Sale Agreement with Hamoui & Partners / Modern Vehicle Company, Syria, on April 19, 2011 for purchase and sale of commercial vehicles in Syria. This agreement is valid till April 18, 2013.

We do not have any dealings of any other products, equipment, component, technology or services in these countries.

Except as described in the preceding paragraphs, we do not have any agreements, commercial arrangements or other contacts with Governments of these countries or, to our knowledge, entities controlled by those Governments for sale of products, equipment, component, technology or any other service.

2.	Please discuss the materiality of your contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.

Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran, Sudan, or Syria.

Response:

Quantitative Assessment

As shown in the table in Response # 1 above, our revenues constitute 0.09%, 0.18%, 0.07% and 0.08% of total consolidated revenues (as reported in the financial statements included in the Form 20-F) for the financial years ending March 31, 2008, 2009, 2010 and 2011, respectively, and are not quantitatively material to our total consolidated revenues. We do not have any physical assets in these countries and our receivables in respect of sales to these countries have been recovered in the ordinary course of business.

Based on our current plans, we do not expect sales to these countries in the future years to be quantitatively material to our financial condition or results.

In the interim period subsequent to fiscal 2011 revenues from sales to these countries continue to be immaterial to our total revenues based on currently available information. We respectfully inform the Staff that we prepare IFRS financial statements only on an annual basis and therefore have not provided quantitative details for the interim period subsequent to fiscal 2011.

Qualitative Assessment

As described in the preceding paragraph and in our prior letters to the staff, our sales to Cuba, Iran, Sudan and Syria continue to be quantitatively immaterial to our total revenues. We are not in the process of negotiation and neither have any plans to enter into any agreement or arrangements with the governments in these countries. All appointments of dealers/agents, for sale of vehicles have been entered on a commercial basis in the ordinary course of business. Based on our current plans and as previously described, we do not anticipate our sales to be material to our results or financial condition in the future.

On the basis of facts described in the preceding paragraph, we do not believe that our sales in these countries are qualitatively material or may influence the investment decision of a reasonable person or have an impact on our reputation or share value.

Conclusion

We do not consider our sales activities in Cuba, Iran, Sudan and Syria to be material, on a quantitative or qualitative basis, to our result of operations or financial condition and we do not believe that these activities constitute any material investment risk to our investors. We will continue to monitor the materiality of our operations in this context including as to whether these operations constitute a material investment risk to our investors.

Item 7. Major Shareholders and Related Party Transactions, page 77

Item 7.B. Related Party Transactions, page 78

3.	We note your disclosure that for a description of your related party transactions, refer to Note 40 of your Consolidated Financial Statements. In future filings, please expand your disclosure here to provide the information requested in Item 7.B. of Form 20-F, rather than just referring to the notes to your financial statements.

The Company will, in future filings of Form 20-F, expand the related party disclosures to provide information requested under Item 7.B. of Form 20-F.

Item 10. Additional Information, page 82

C. Material Contracts, page 88

4.	We note that you refer to exhibits for descriptions of material contracts. Please confirm that in future filings you will revise to expand your disclosure here to include a summary of each material contract, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group. Refer to Item 10.C. of Form 20-F.

The Company will, in future filings of Form 20-F, expand the material contracts disclosures to provide information requested under Item 10.C. of Form 20-F.

*  *  *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact C. Ramakrishnan (Chief Financial Officer) at 91-22-6665-8282 or Hoshang K. Sethna (Company Secretary) at +91-22 6665-7219.

Sincerely,

/s/ C. Ramakrishnan
C. Ramakrishnan
Chief Financial Officer

cc:	Tonya K. Aldave
(Securities and Exchange Commission)

Ravi Kant, Vice-Chairman
P M Telang, Managing Director-India Operations
Hoshang K. Sethna, Company Secretary
(Tata Motors Limited)

N. Venkatram
(Deloitte Haskins & Sells)

John D. Young, Jr.
(Sullivan & Cromwell LLP)